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NEWS RELEASE                       For further information contact:
NOVEMBER 12, 1997                  Joel L. Hawthorne
                                   Director
                                   Investor and Public Relations
                                   (708) 841-8383, ext. 2266





       ACME METALS ANNOUNCES TENDER OFFER FOR 12-1/2 PERCENT NOTES AND
                        13-1/2 PERCENT DISCOUNT NOTES


RIVERDALE, Illinois, November 12, 1997 -- Acme Metals Incorporated (NYSE: AMI) today announced the commencement of a tender offer to purchase all of its outstanding 12-1/2 percent Senior Secured Notes due 2002 and its outstanding 13-1/2 percent Senior Secured Discount Notes due 2004. Concurrently, the Company is soliciting the consents of record holders as of close of business on November 7, 1997, to proposed amendments of the existing indentures. Morgan Stanley Dean Witter is acting on behalf of the Company as exclusive dealer manager for the solicitation and tender offer.

The total consideration to be paid for each validly tendered Note will be based upon a fixed spread of 87.5 basis points over the yield to maturity on the 6.25 percent U.S. Treasury Notes due July 31, 1998, in the case of the 12-1/2 percent Notes, and a fixed spread of 125 basis points over the yield to maturity on the 5.875 percent U.S. Treasury Notes due July 31, 1999, in the case of the 13-1/2 percent Notes, with each separate total consideration including a consent payment per $1,000 principal amount. Using this formula, the purchase price for both of the Notes will be set at 2:00 p.m., New York City time, on December 10, 1997. In addition, holders who tender their Notes will receive accrued and unpaid interest on the tendered Notes to, but not including, the payment date.

In conjunction with the tender offer, the Company is soliciting consents to amend the Indentures governing both of the Notes to eliminate substantially all of the restrictive covenants contained in such Indentures. Subject to the terms and conditions of the solicitation, the Company is offering to pay each holder who consents to the proposed amendments an amount in cash equal to $20.00 per $1,000 Note. Holders who tender their Notes will be required to consent to the proposed amendments. Holders may not consent to the proposed amendments without tendering their Notes. Holders tendering their Notes after the consent expiration will receive the total consideration less the consent payment.

The completion of the consent solicitation, tender offer and tender payments are subject to the satisfaction of certain conditions, including the tender of at least 75 percent of the total outstanding principal amounts of the applicable Notes and the completion of a refinancing.

The consent solicitation will expire at 5:00 PM, New York City time, on Wednesday, November 26, 1997, unless extended, and the tender offer will expire at 12:00 midnight, New York City time, on Friday, December 12, 1997, unless extended.

These actions are being taken by the Company to take advantage of current interest rates and to improve its flexibility for future modernization.

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, welded steel tubing, and auto and light truck jacks. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.
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